

October 4, 2010

James L. Mandel
Chief Executive Officer
Multiband Corporation
9449 Science Center Drive
New Hope, MN 55428

> **Re: Multiband Corporation**
> **Registration Statement on Form S-1**
> **File No. 333-169255**
> **Filed September 7, 2010**

Dear Mr. Mandel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale pursuant to an equity line financing. Please tell us whether you are registering an "at the market" offering of the shares to be issued under the equity line financing in a direct, primary offering through Lincoln Park Capital Fund, LLC (LPC), or whether you are offering the shares for resale on behalf of LPC in an indirect, primary offering. If you are registering an "at the market" offering under Rule 415(a)(4), please provide your analysis of how you are eligible to conduct a primary offering under Form S-3. We may have further comments.

Prospectus cover page

2. Disclose the number of shares being offered by each selling shareholder. In addition, disclose the number of shares being offered upon exercise of outstanding warrants.

3. Disclose at what prices all the selling shareholders will sell their shares, not just LPC.

The Offering, page 2

4. In each instance where you disclose that you may receive up to $10 million under the purchase agreement with LPC, disclose the number shares you could issue and the amount of proceeds you could receive under the equity line based upon the current price of your common stock, and in light of all the limitations contained in the purchase agreement. If any limitations apply using the current market price, identify them and explain how and why they apply.

5. Please quantify the dollar value of the initial commitment fee and additional commitment fee based upon the market value of the shares at the time the purchase agreement with LPC was signed.

Risk Factors, page

6. Please revise your risk factor disclosure and subheadings to provide more meaningful disclosure of the risks that may affect the company, potential investors, and the securities being offered. Draft your risk factor disclosure in plain English and provide information for investors to assess the likelihood and magnitude of the risk. Revise your risk factor subheadings so they reflect the risk that you discuss in the text. Succinctly state in your subheadings the risks that result from the facts or uncertainties. For guidance, please refer to the risk factor guidance in the updated Staff Legal Bulletin No. 7 regarding plain English, available on our website at http://www.sec.gov/interps/legal/cfslb7a.htm.

7. Please provide risk factor disclosure that discusses the likelihood that you would receive all $10 million under the purchase agreement with LPC. In this risk factor, specifically address the limitations in the purchase agreement on the company's ability to sell shares to LPC.

8. Please expand your risk factor disclosure to discuss in specific detail the effects on the market price of your common stock and dilution to common shareholders resulting from the sale of stock under the equity line. In this regard, clearly disclose the following items:

    •   As of the latest date practicable, the amount of common shares that you would issue assuming the company requested the full $10 million under the purchase agreement with LPC, the percentage of the total outstanding common shares this amount represents, and that due to the floating purchase price under the equity line, you do not know the exact number of shares that you will issue under the equity line.

- The purchase price under the agreement with LPC is based upon lowest sales prices at the then-prevailing market price and, as a result, the lower the stock price at the time LPC purchases the stock, the more common shares LPC will receive.

- To the extent LPC purchases and then sells its common stock, the common stock price may decrease due to the additional shares in the market. This could allow LPC to receive greater amounts of common stock in subsequent puts by the company, the sales of which would further depress the stock price.

- Provide a cross reference to the table on page 34 that shows the number of shares that may be issued based upon a range of market prices.

Revise other applicable sections of your prospectus as appropriate.

Selling Stockholders, page 26

9. The selling stockholders' table indicates that Convergent Capital Partners II, LP beneficially owns and intends to sell 212,574 shares of your common stock. However the table also states that Convergent will continue to own 1.5% of your outstanding shares after the offering. In addition, the table indicates that DirecTech Holding Co, Inc. beneficially owns and intends to sell 1,704,494 shares of common stock. However, the table also states that DirecTech will continue to own 12.56% of your shares after the offering. Please revise or advise.

10. Please disclose the natural person(s) who have voting and investment control over the company's shares being sold by Convergent Capital Partners, I, L.P., Convergent Capital Partners, II, L.P., and DirecTech Holding Co., Inc.

11. You indicate in the registration statement fee table that you are registering shares issuable upon exercise of warrants. Please disclose which selling shareholders are offering shares issuable upon the exercise of warrants and the number of shares offered by each selling shareholder that are issuable upon exercise of warrants. Disclose the material terms of the warrants.

12. Disclose how each selling shareholder obtained the shares being offered.

Plan of Distribution, page 31

13. Please provide disclosure regarding the plan of distribution by each of the selling shareholders, not just LCP.

The Transaction, page 32

14. So that the disclosure in this section is consistent with the other narrative disclosure throughout the prospectus, please discuss amounts under the purchase agreement in actual amounts rather than abbreviating them in thousands.

15. Please address the following with respect to the table on page 34:

- The second column discloses the number of shares to be issued if LPC fully purchases at the assumed purchase price; however, it is not clear that the amounts you disclose reflect the maximum number of shares you have registered;

- The last column discloses the amount of proceeds from the sale of shares to LPC under the purchase agreement; however, this column does not appear to take into account the "Exchange Cap" under the purchase agreement limiting the number of shares you may issue to 1,987,933 shares;

- In light of the need to significantly clarify the disclosure in the table, consider providing a separate table that illustrates the number of shares and proceeds from the sale of the shares taking into account all the limitations in the purchase agreement.

Incorporation of Certain Information by Reference, page 35

16. We note the disclosure in the last paragraph on page 35 incorporating certain documents you file after the date of the prospectus and prior to the termination of the offering. Please delete this paragraph. You are not permitted to incorporate by reference future documents into a Form S-1. In addition, please provide your company Web site address, including the uniform resource locator (URL), where reports and other documents you have incorporated by reference may be accessed. Refer to Item 12 of Form S-1.

Exhibits, page 36

17. Please update your exhibit index and file all your material contracts, including the stock purchase agreement and registration rights agreement with LPC. In addition, to make your exhibit index more useful, please identify the material parties to agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any questions.

Sincerely,

Larry Spirgel
Assistant Director